Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended December 31
	2017	2016
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$208,017	$177,894
Add:
Portion of rents representative of the interest factor	3,285	3,239
Interest on debt & amortization of debt expense	31,509	31,030
Income as adjusted	$242,811	$212,163
Fixed charges:
Interest on debt & amortization of debt expense (1)	$31,509	$31,030
Capitalized interest (2)	1,543	446
Rents	9,856	9,716
Portion of rents representative of the interest factor (3)	3,285	3,239
Fixed charges (1)+(2)+(3)	$36,337	$34,715
Ratio of earnings to fixed charges	6.68	6.11